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Reel Big Flix

Mobile Drive-in Theater

3209 May Cir SE
Albuquerque, NM 87124
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INVESTMENT OPPORTUNITY
Reel Big Flix is seeking investment to purchase new state-of-the-art equipment for mobile drive-in movie theater.
Generating RevenueOperating Pop-upsExpanding LocationAdding A Location
Early Investor Bonus: The investment multiple is increased to 1.7× for the next $50,000 invested.
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The Team
Alec "Cam" Ferguson
Owner
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Business Overview

At a time when people have been on separated for months - we envisioned providing safe, accessible entertainment for the community to come together. We feel that a drive-in is a perfect solution for those to come together, while continuing social distancing.

Our mission is to provide a nostalgic drive-in experience, while audiences stay safe and comfortable in their vehicles.

Accessibility is important to us. Being mobile allows us to reinvent the drive-in experience, and "pop-up" in a variety of open spaces across New Mexico.

This is a preview. It will become public when you start accepting investment.

Reel Big Flix, LLC. (RBF) provides strategic marketing and a mobile cinematic experience to a limitless market. We've successfully created a new form of not only entertainment but creative marketing with the incorporation of modern day technology on a mobile platform merged with the nostalgia of the American Institution of the drive in theater. Our innovative approach to the drive in will change the cinematic experience on a large scale as we currently know it as being. Our platform can mobilize the right people, skills and technologies to help organizations improve their performance and effective reach.

We've achieved success and notoriety thus far with a mobile projection unit that we've built. Though it has created a great experience for viewers throughout the region, there are technological limits to the current setup.

With funds raised through Mainvest, we will invest in a new state-of-the-art mobile unit. By utilizing the latest in LED panel technology we're able to depict vibrant imagery anywhere and at all hours of the day. Our full onboard media setup will enable us to broadcast clear and uninterrupted sound quality via Bluetooth transmitter to eliminate interruption over an FM frequency.

This is a preview. It will become public when you start accepting investment.
Data Room
Investment Round Status

$50,000

TARGET

$150,000

MAXIMUM

This investment round closes on December 2, 2020.

Intended Use of Funds
Target Raise
Maximum Raise
Equipment $47,000
Mainvest Compensation $3,000
Total $50,000
Summary of Terms
Legal Business Name Reel Big Flix
Investment Structure Revenue Sharing Note
Early Investor Bonus
Investment multiple for the first $50,000 invested
1.7×
Investment Multiple 1.6×
Business's Revenue Share 1.5%-4.5%
Minimum Investment Amount $100
Repayment Schedule Quarterly
Securitization None
Maturity Date January 1, 2027
Documents
2020 Balance Sheet
Financial Forecasts
capabilitystatement.docx
Financial Condition
No operating history

Reel Big Flix LLC. was established in March 2020. Accordingly, there are limited financial statements and information for investors to review. When evaluating this investment opportunity, investors should consider factors outlined in the risk section as well.

Financial liquidity

Reel Big Flix LLC. has a strong liquidity position due to its medium cash reserves as compared to debt and other liabilities. Reel Big Flix LLC. expects its liquidity position to decline upon raising capital on Mainvest and deploying the capital to grow the business.

Risk Factors
You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Reel Big Flix LLC. to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

Reel Big Flix LLC. will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and Reel Big Flix LLC. is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although Reel Big Flix LLC. will carry some insurance, Reel Big Flix LLC. may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Reel Big Flix LLC. could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect Reel Big Flix LLC.'s financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Future Investors Might Have Superior Rights

If Reel Big Flix LLC. needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Reel Big Flix LLC. is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if Reel Big Flix LLC. fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Reel Big Flix LLC., and the revenue of Reel Big Flix LLC. can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of Reel Big Flix LLC. to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

Limited Services

Reel Big Flix operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Limited Operating History

Reel Big Flix is a newly established entity and has no history for prospective investors to consider.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Reel Big Flix competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Reel Big Flix's core business or the inability to compete successfully against the with other competitors could negatively affect Reel Big Flix's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in Reel Big Flix's management or vote on and/or influence any managerial decisions regarding Reel Big Flix. Furthermore, if the founders or other key personnel of Reel Big Flix were to leave Reel Big Flix or become unable to work, Reel Big Flix (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Reel Big Flix and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Reel Big Flix is a newly established entity and therefore has no operating history from which forecasts could be projected with.

The Company Might Need More Capital

Reel Big Flix might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Reel Big Flix is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt Reel Big Flix

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Reel Big Flix's financial performance or ability to continue to operate. In the event Reel Big Flix ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Reel Big Flix nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of Reel Big Flix's management will coincide: you both want Reel Big Flix to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want Reel Big Flix to act conservative to make sure they are best equipped to repay the Note obligations, while Reel Big Flix might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Reel Big Flix or management), which is responsible for monitoring Reel Big Flix's compliance with the law. Reel Big Flix will not be required to implement these and other investor protections.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 controls, the Company can not guarantee that it will resume operations in the future.

This information is provided by Reel Big Flix. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website.
This is a preview. It will become public when you start accepting investment.
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